UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ____)*

Under the Securities Exchange Act of 1934

TRAILBLAZER MERGER CORPORATION I

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

89278D109

(CUSIP Number)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Trailblazer Sponsor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,119,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,119,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 2,119,499 Class A common stock of Trailblazer Merger Acquisition Corporation I (the “Company”), par value $0.0001 per share (“Class A Common Stock”) and 1 Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”), held directly by Trailblazer Sponsor Group, LLC (the “Sponsor”). The 1 share of Class B Common Stock will automatically be canceled at the time of the Company’s initial business combination. The holder of the Company’s 1 share of Class B Common Stock will have the right to elect all of the Company’s directors prior to its initial business combination and the holders of the Company’s shares of Class A Common Stock will not be entitled to vote on the election of directors during such time.

(2)	The calculation assumes that there is a total of 9,019, 499 Class A Common Stock and 1 Class B Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Report”).

1	NAME OF REPORTING PERSON Joseph Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,119,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,119,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 2,119,499 Class A Common Stock of the Company, par value $0.0001 per share and 1 Class B Common Stock of the Company, par value $0.0001 per share, held directly by the Sponsor. The 1 share of Class B Common Stock will automatically be canceled at the time of the Company’s initial business combination. The holder of the Company’s 1 share of Class B Common Stock will have the right to elect all of the Company’s directors prior to its initial business combination and the holders of the Company’s shares of Class A Common Stock will not be entitled to vote on the election of directors during such time.

(2)	The calculation assumes that there is a total of 9,019, 499 Class A Common Stock and 1 Class B Common Stock outstanding, as reported in the Company’s Report.

Item 1(a).	Name of Issuer:

Trailblazer Merger Corporation I

Item 1(b).	Address of Issuer’s Principal Executive Offices:

510 Madison Avenue, Suite 1401, New York, NY 10022

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Trailblazer Sponsor Group, LLC

2. Joseph Hammer

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

510 Madison Avenue, Suite 1401, New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

89278D 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Trailblazer Sponsor Group, LLC

	By:	/s/ Joseph Hammer
		Name:	Joseph Hammer
		Title:	Manager

Joseph Hammer

	By:	/s/ Joseph Hammer
		Name:	Joseph Hammer